FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number:  0-30852

GRUPO FINANCIERO GALICIA S.A.
(the “Registrant”)

Galicia Financial Group S.A.
(translation of Registrant’s name into English)

Tte. Gral. Juan D. Perón 456
(C1038AAJ)  Buenos Aires, Argentina
(address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________

	FORM 6-K

	Commission File No. 0-30852

Month Filed	Event and Summary	Exhibit No.
March, 2011	Notice of Material Event, dated March 18, 2011, regarding the approval by the Argentine Central Bank’s Superintendent of Financial Institutions and Foreign Exchange of the payment of dividends in the amount of up to $100,091,144 by Banco de Galicia y Buenos Aires S.A. (the principal subsidiary of the Registrant).	99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO GALICIA S.A.
(Registrant)

Date: March 21, 2011	By:	/s/ Pedro Alberto Richards
		Name:	Pedro Alberto Richards
		Title:	General Manager